WOODSIDE
AUSTRALIAN ENERGY

02 DEC 23 AM 11:30

5 December 2002

02060709

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to paint and insulation contract awarded to WA-led Joint Venture, lodged with the Australian Stock Exchange on 5 December 2002;
- News Release in relation to Sunrise Review Complete, lodged with the Australian Stock Exchange on 5 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

P

Rebecca Sims
Administration Officer

dlw 1/2/03

82-2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 5 December 2002
10.00AM (WST)

PAINT AND INSULATION CONTRACT AWARDED TO WA-LED JOINT VENTURE

A WA-led joint venture has been awarded a contract worth more than A$70 million for painting and insulation work associated with the North West Shelf Venture's LNG expansion project.

The contract, awarded by the Kellogg Joint Venture (KJV), to the Ausclad-Meisei Joint Venture is for the painting of steelwork and the supply and installation of hot, cold and acoustic insulation for the Train 4 cryogenic process equipment and piping.

Ausclad is a Kwinana-based company and Meisei is a Japanese company, internationally recognised as a leading insulation contractor to the LNG industry.

The contract is one of the biggest single contracts awarded for the Train 4 project.

The joint venture in May 2003 will mobilise more than 400 workers to site, with contract work starting in June.

Manfred Henze, Woodside General Manager Onshore Projects, said that the Train 4 project continued to provide positive opportunities for Australian companies and their workforces.

"About 86% of the painting and insulation contract amount will be sourced in Australia," Mr Henze said.

"To date nearly A$800 million in contracts has been awarded to Australian companies, with expectations of this amount climbing to nearly A$1 billion by the time the project is completed in 2004."

He added that Train 4 was now more than 50% complete with contracts now let for most of the major equipment packages and the arrival of equipment packages on sites rapidly increasing.

"The activities now under way on the Burrup provides Australia with a major showcase to the world of its abilities to deliver a world-class construction project."

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 634

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

82-2280

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 5 December 2002
10.00AM (WST)

SUNRISE REVIEW COMPLETE

The Sunrise Joint Venture Participants, Woodside, ConocoPhillips, Shell and Osaka Gas, today announced their agreement on the key findings of the review of development options for Greater Sunrise.

Through the review process the Joint Venture has undertaken a thorough analysis of a proposal based on piping gas 500km to shore for sale in Darwin and elsewhere in Australia and an alternative proposal by Shell, to supply LNG to North America from a floating LNG facility.

The review has found neither proposal to be viable. Both the domestic gas customers and Shell have been advised accordingly.

As a result of the review, the Joint Venture has acknowledged the level of demand and interest within the domestic gas market. It has also highlighted the potential for a floating facility at Greater Sunrise to become a cost competitive supplier of LNG into regional markets.

The Joint Venture appreciates the contributions and patience of all potential customers that have assisted in its efforts to identify an economic development concept and one that provides the best return to the Timor-Leste and Australian governments.

The Joint Venture will now focus on:

- Securing ratification of the Timor Sea Treaty and the International Unitisation Agreement for Sunrise,
- Finalising Joint Venture commercial agreements, and
- Securing customers for Sunrise.

Success on these fronts will be required before the project can enter the basis of design phase.

The Sunrise Joint Venture Participants are: Woodside 33.44% (Operator), ConocoPhillips 30%, Shell 26.56% and Osaka Gas 10%.

MEDIA INQUIRIES
Woodside Energy Ltd.

INVESTMENT INQUIRIES
Woodside Energy Ltd.